Filed by SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 0-20634

     The following is a transcript of a presentation that has been posted on SafeNet, Inc.’s corporate website.

Cautionary Statement Regarding Forward-Looking Statements
Statements contained in this document that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting the SafeNet and Rainbow businesses generally, including those set forth in their filings with the Securities and Exchange Commission, including each of Rainbow’s and SafeNet’s Annual Reports on Form 10-K for the fiscal year ended December 31. 2002, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet’s and Rainbow’s results could differ materially from SafeNet’s and Rainbow’s expectations in these statements. SafeNet and Rainbow assume no obligation and do not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Where You Can Find Additional Information
SafeNet and Rainbow intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction described in this document. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 8029 Corporate Drive, Baltimore, Maryland 21236, (410) 933-5895. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

Rainbow Technologies, Inc. and SafeNet, Inc.

Mr. Anthony Caputo and Mr. Walter Straub

The Wall Street Transcript (TWST): [Inaudible] in the security sector this year culminating in probably the biggest deal for them in the Rainbow and SafeNet announced acquisition. We have the CEOs of both companies. We have SafeNet CEO, Tony Caputo and Rainbow CEO, Walter Straub. Tony, I think, will start.

Mr. Caputo: Thanks. Good afternoon. Safe Harbor. Walt and I are here today, Carole Argo, our CFO is not here today, so Walt will cover the financial portion of our presentation. As Craig said our two companies are coming together and both companies are encryption experts with a 20-year history of serving customers who care a lot about security. The reason for coming together is to create the leading provider of high assurance security solutions in our industry. A background on the two companies: you can see that, as I mentioned earlier, both have been in this business for quite a while. You see the revenue and employee numbers, most importantly, from market focus we operate in the same areas. Our number one target segment for both companies is the government. In Rainbow’s case the U.S. government represents 65% of revenue this year. In SafeNet’s case it’s 50% of revenue this year. Combined company will have about 55% sales to the U.S. government.

Other verticals are financial institutions and OEM manufacturers. In the case of SafeNet, that is networking companies, information security companies who purchase or license our encryption technology to deliver with theirs and semiconductor manufacturers. In the case of Rainbow, the OEMs are independent software vendors who use Rainbow’s encryption technology to protect their software from unauthorized use. And then one other very important point, these are two companies coming together, that are both strong companies as standalone entities. Both are profitable. Both are growing, and both are generating cash. And our purpose here is to come together to build a leader in the industry. The transaction has a consideration of 0.374 SafeNet shares for each Rainbow share. That will allow SafeNet shareholders 57% ownership and Rainbow shareholders 43%. To accomplish that, SafeNet will issue approximately 11 million shares and this transaction — excuse me, this transaction, upon closing on day one, without any synergies is immediately accretive. Walt Straub, who is here, will work with me in an executive capacity during a transition period of about six months and then will remain on the SafeNet Board of Directors as will Art Money, former Assistant Secretary of Defense, who’s also a Rainbow Director today. Conditions to closing are shareholder approval and regulatory approval; we don’t expect to have problems with either and expect to close the transaction in Q1 at the beginning of the quarter if there is no SEC approval and probably mid-quarter if there is approval. The rationale for this transaction is, quite simply, growth, growth, and growth. Growth in the government market, the addition of strong SSL VPN appliances to the products that we sell today and growth in a high growth area, that is digital rights management, protecting intellectual property from use by those who do not have an authorize — an authorization to use it. We will going—forward leverage the existing SafeNet organization structure and the SafeNet distribution channels and we believe the combination of these growth opportunities, which we will talk about further, as well as the existing, profitable distribution channels that reach all segments of the market, will not only give us scale and synergies but will continue what is a proven financial track record.

I’d like to introduce an overview of both companies for you for a moment, Rainbow operates in two segments through two operating divisions. The Secure Communications Division on the left of this slide, is the division that sells to the U.S. government. It sells products that are not at all competitive with what SafeNet does today, in fact there is zero overlap between the products sold by SafeNet, the market sold—addressed by SafeNet, and the same things products and market at Rainbow. In the government, Rainbow targets top-secret communications, manufactures appliances which protect the top-secret communications in the government. The U.S. government runs two types of network; networks to protect top-secret communications and networks to protect sensitive but unclassified information. So the two companies today are in the two different segments and our vision here is to bring the companies together and create the leader in government encryption products. The Rainbow top-secret products from top-to-bottom are data encryption products, voice encryption products, it has a product that is a voice encryption product used in the secure telephones in the government, and then satellite link encryption products. The other part of the Rainbow business — eSecurity, is a commercially oriented entity. It has revenues of about $50 million per year today and the bulk of that revenue comes from the product at the bottom, so I will just highlight the other two very quickly. The SSL VPN appliance is brand new. It’s about — it’s in it’s early stages of launch and our due diligence as well as independent third-party due diligence has taught us that this product is ready to compete against any other product in the market and the folks at SafeNet are really excited about being able to add this product to our existing VPN products.

The USB token business, in the middle, on the right, is about $5 million annual business and then the most important product at the bottom of $40 million annual business, is the Sentinal software anti-piracy protection business. These are products sold to software manufacturers who take the Rainbow product and then use it to wrap an encryption envelop around a software that they are selling to their customers and then use a token to allow the customer – actually, a token or a password, to allow the customer to have access to the product once they have paid for it. So, it’s a way to generate revenues for software vendors or ensure revenue for software vendors.

The SafeNet business model is one that looks at the market and as shown on the pyramid, sees four distinct segments and they are rated on the pyramid from bottom to top indicating ascending order of risk and sensitivity to security. Consumers have low risk, maximum credit card liability, and an e-commerce transaction is $50. So, there is not much risk that you and I face if somebody steals our credit card, the biggest problem is the inconvenience of having to redo the credit card, but if you go up that pyramid as you get to the top, the risk has grown to the point where financial institutions are transferring regularly — in one transaction billion of dollars. And government institutions have even larger risks. So, with that thought in mind, SafeNet has been organized into two operating divisions to address the needs of the customer segments which, are obviously, very different based upon the risks. We have an Enterprise Security Division that targets only the top of the pyramid; government and financial institutions. We sell to them the strongest encryption systems on the market and we provide those systems — to those customers through a team of experts who work directly with the customers. That business at SafeNet today is about 70% of our revenue. The remainder of our revenue comes from our Embedded Security Division, where we operate on the premise that customers in the low risk segments are increasingly saying, “I don’t really want to buy a separate security item, but rather I want security built into my laptop computer, my operating system, my router, even my cell phone,” and as a result, the Embedded Security Division in SafeNet sells to those manufacturers. Cisco is a very big customer; it is the largest OEM customer; Microsoft, Texas Instruments and many of the security companies that you know, including, from memory right now, at least three of the other companies that presented today, get their encryption technology from SafeNet.

Over on the right is a product offering that is in various categories, from systems that might sell for — and that do sell for up to tens of thousand in dollars in fact the largest — the highest priced appliance sells for about $50,000. Coming all the way down to hardware chips, software and intellectual property, to the same technology deliverable, profitably, at pennies per customer. And that’s where we are licensing intellectual property — our chip designs to semiconductor manufacturers, and ending up in cell phones through relationships with important providers like Texas Instruments. That’s the business model that we will use going forward with this new combined entity. So, looking at the model, let us look first at what will happen in our enterprise security division. This is where the Rainbow secure communications division — the government oriented division — which is 65% of Rainbow’s business or $80 million will be integrated. And, in this area, we are blessed with a terrific customers base. Among government and financial institutions we have today at SafeNet and Rainbow — the who’s who of these customers. The customers that everybody wants are already our customers, and we deal with them, as a result of our 20 year history, as partners, rather than as outsiders who are knocking on the door. In addition, we are blessed in the government with strong spending. Government spending is not only strong today, but as the chart shows in the top right, is projected to grow in the period of 2002-2008 at a compound annual growth rate of about 15%. Now, we are fortunate that both companies today are growing faster than that. Rainbow’s government business is growing this year at 21% and SafeNet’s government business is growing at about double of that, at about 42% at this point in time. So, both companies are taking share and are coming together as an intent to take larger share.

Now, beyond the ongoing regular spending that’s shown at the top of that slide, there is a major new program which is in its early stages at the Government. The program is called the “Cryptographic Modernization” program. It is run out of the National Security Agency, and — which is part of the Black Budget, or the secret budget of the US government. This is a program to modernize all of the now deployed, top-secret encryption appliances in the government. And that number that is deployed today is about 400,000 appliances, and over a period of time, which will start about 12 months from now and run through the end of the decade, the government expects to upgrade and/or replace all of the those appliances. The budget submission for this program, which is separate from the top spending, is according to a recent presentation by

Deputy Assistant Secretary Of Defense — his name is shown on the slide, $7.2 billion over this period of time. Now, not all of that is addressable by us because it includes the integration services that others would provide, plus some internal cost. But, our estimate of the addressable market for the combined SafeNet-Rainbow Company is $2-4 billion over the period of time I talked about, late ‘04 to the end of the decade.

The way we are going to address this government market and take share is as follows; the slide that you see here depicts the systems that SafeNet sells today. These are encryption systems for the government, sensitive-but-not-classified, meaning not top-secret networks. The system, as shown on the slide, protects both the private networks — shown on the left, that these government agencies use to connect themselves together with high speed backbone networks, as well as, the VPN connections — shown on the right, that government agencies use to communicate with their constituents. An example customer for us is the IRS, who uses our private network products — on the left, to communicate with its offices, and then our VPN products to allow the tax auditors to travel around the country and access tax records at headquarters remotely over a secure VPN connection. This system, because it’s all linked together, has one common management system is the reason that our — for our high growth in the government, and it’s the system that we put together as a result of an acquisition 12 months ago, when SafeNet acquired Cylink Corporation. SafeNet was producing the public network products, and Cylink was producing the private network products. We saw customers, with two separate systems, our customers would have two separate systems, two separate management platforms, two separate staffs of people, and we said, “You know that doesn’t make sense. If you bring this all together into one system with one common management platform,” — shown at the top of the main office ellipse, “you reduce the customers’ total cost of ownership, and you improve their security.” That’s what we did, we did it in a very short period of time, in a matter of months. And as a result of that, sales have taken off. Even the Cylink revenue line, which had been declining at the time of acquisition, is now going back up again. So, there is an existence proof that this strategy is one the customers really like, and it’s this strategy that we are going to use going forward. We are going to include the Rainbow top-secret products, which are now overlaid on the bottom-left of the slide, the satellite products, the data products and the voice products will again, very quickly in a matter of months, before the middle of ‘04, be incorporated into the SafeEnterprise system, and then that becomes, on the slide, the only encryption system on the market which will protect all of the government’s networks — the private networks, the VPN, sensitive unclassified as well as the top-secret networks. And this is a significant competitive differentiator, being the only company to do this. It’s long term defensible also, because the competitors in the two groups are different companies and each is going to have a very difficult time getting into the other’s space. Large competitors in the top-secret area are the defense contractors, General Dynamics, L-3 Communications, several others. SafeNet’s competitors are networking companies like Nortel and Alcatel and some of the other information security companies. The defense contractors have had a lot of trouble in going into the commercial world; one of them failed three times, and basically, they failed because their cost structure doesn’t allow it and their cost plus mentality also doesn’t allow it. In terms of our commercial competitors going into the top-secret space, their barrier to entry is the lack of the staff like we have; between our combined companies are 175 top-secret knowledgeable and top-secret cleared engineers, which is really openers in that poker game, if you don’t have that staff you are just simply are not allowed to build that type of product. So, this a significant competitive differentiator and a long term defensible position.
Now, I mentioned the Cryptographic Modernization Program. The reason the two companies came together is that we have both already been funded to produce pieces of what’s needed for the Cryptographic Modernization Program. SafeNet was funded to produce the chips, the modern internet protocol, VPN chips using the government’s top-secret encryption algorithms, and Rainbow was funded by the government to produce the appliance designs. Those two things have to come together into the end-product which the government is seeking and that is top security appliances that run on public networks like the Internet, and that’s what we are going to do and we will have a product in the market within 12 months in time for the production cycles that are going to start in Q4 ‘04, and we believe that we will be able to take a significant share of this market. We have the existing proof that this strategy works — the strategy of combining top-secret and sensitive-but-unclassified is in fact what customers want. Homeland Security is today buying from Rainbow, shown down at the bottom right of the slide, top-secret encryption appliances to connect the Homeland Security Department to the capitals of all 50 states, and at the same time, Homeland Security has awarded a very significant contract to SafeNet, shown on the top list of the slide, to protect its communications between the 22 agencies that I have heard another presenter talking about today. And I would point out to you that SafeNet is a company which is today benefiting from that spending taking place. Homeland Security will this year be a 10% customer for SafeNet based on the contracts we already have.
The other growth opportunities for our enterprise business are the token and most importantly, an SSL VPN appliance. SSL VPN, shown on the top right, is expected to grow at a very high growth rate. The market forecast have the compound annual growth rate between ‘02 and ‘06 at over 100% per year. Whether those numbers are right or not, it’s going to take a share of the market. I think the most significant chart or piece of that graphic to me is the ‘06 number, which suggests that SSL is going to take between 20-25% of the overall VPN market space, and I can tell you that our sales force is really excited about the fact, to have another product in their kit of products that they are delivering to the customers. And we’re going to deliver the tokens and the SSL appliance in the same way I’ve described to you in the government. This, is again, the same SafeEnterprise System and very quickly we will be adding the SSL appliance as well as the tokens to the overall systems, because customers tell us everyday, if you provide us with a complete solution, not just the pieces, we are able to really protect our network and that’s very valuable to us and we will become your customer. So, we are going to do that in this area also.
So, to summarize the enterprise growth story and then move on to the embedded growth story, let me just go back over the points. As a result of this transaction, in a matter of months, we will be the only company delivering a system, which protects both the top-secret and the sensitive-but-unclassified networks which the government runs. In addition, in a more general sense, in both government and in financial segments, we will be offering the most comprehensive product portfolio from a single vendor and it will be all integrated as one system. That results in lower total cost of ownership and stronger security; that’s why customers buy.
Okay, the other part of our business is the Embedded Security Division; that’s where we focus on OEM manufacturers who allow us to get our technology to broad markets and Walt Straub is going to go over that for us as well as talk about the financials.

Mr. Straub: Thank you, Tony. If you look at our embedded customers in the networking area, the wireless area, and the software area, very prestigious list of customers for both companies. Going over the products that we have, as far as hardware solutions, we have chipsets and chipset cards, based on our technologies. In the software area, we have VPN client software. We just acquired assets of a company, which we will close this quarter in Europe, called SSH which gives us another VPN software toolkit and content inspection toolkit and of course, our embedded IP which is marketed to semiconductor manufacturers, they are cyptographic chip designs to be used in chipsets. Adding Rainbow to this equation, we have the Sentinel SuperPro, which is a software anti-piracy digital rights management product, along with accelerator boards and chips. In the software area, we have a software license manager product, which is a software product for software piracy that does not require a hardware type-token.
Looking at the Sentinel’s background information, the Sentinel product line was developed about 20 years ago, targeted towards ISVs and independent software publishers around the world who are interested in protecting their products from unauthorized use or piracy. The typical client software retails for about $500 or more in the US and a $100-$150 internationally. It’s a $40 million business this year with gross margins in excess of 70%. It’s a typical OEM model where, in any month, about 90% of the business is reorder. According to IDC, Rainbow has the dominant marketshare in this software protection type market. Looking at the evolution of this product, that were products in the digital rights management area, 20 years ago we started with a hardware token. We moved up the scale to license manager for software distribution over the Internet. We took this technology and our appliance technology and yesterday announced, in conjunction with Microsoft, a digital rights management product appliance, and I will talk a little later about that, and, of course, as we move up the chain in to the high volume distribution area where we license our technology, we want to combine these technologies into digital rights management for the wireless area supporting some of our customers like TI. Yesterday, in the Netherlands, Microsoft announced the availability of Windows rights management, a self -centered enterprise which allows an organization to safeguard their sensitive information from unauthorized use and defines exactly how information can be used. In the enterprise, the information worker can now define parameters on every document they produce, parameters as, what time this document can be read, can the document be printed, can it be forwarded, can it be changed. A real breakthrough as far as information controls within the enterprise. And Microsoft is going to use our appliance to support this major new effort. We expect first unit shipments to occur in the first quarter of ‘04. As I mentioned before, a very important customer to us, of course, is Texas Instruments, who this quarter is shipping their OMAP chipsets and in that chipset is SafeNet SafeXcel IP, a cryptographic chip design core intellectual property and starting in the first quarter of ‘04 we will start to receive royalties on every unit shipped. Of course, these kinds of royalties will result in a solid gross margins for this segment. Our goal, of course, is to take the chipset, add to the chipset and add e-commerce type software, digital rights management type software, to increase the value-add of the TI chipset and increase the royalty revenues that SafeNet, SafeNet/Rainbow will receive in the future and of course to give TI’s customers like Nokia and the service providers the opportunities to offer more services and increase their monthly billings.
Since Carole was unable to join us today, I will go over the financials. SafeNet has, of course, had a record of strong sequential revenue growth, has met or exceeded consensus estimate for the last nine quarters, consistent, strong operating margin performance and a track record of quarterly cash flow. As you can see, over the last 9 or 10 quarters, the compound quarterly growth rate is about 21%, very strong sequential and compound growth. Two weeks ago, SafeNet and Rainbow announced their earnings. SafeNet reported strong Q3 results an increase of 99% year-over-year and 40% quarter-over-quarter. Gross margins of about 77% and operating margins about 22%. Net income was about 2.6 million or $0.20 per share, versus Q3 of ‘02 about $0.10 per share and exceeded analyst estimates. In addition there were other milestones in quarter. We were chosen for the IBM Blue Logic IT Collaboration Program and we launched and a new set of SafeXcel chips. Rainbow, also on the same day, reported Q3 ‘03 results. Revenues of 35.4 million an increase of 17%. Rainbow has two segments, Secure Communications with 65% of the business and that’s primarily sales of products to the U.S. government. That organization has a gross margin of 22%, required to report their results for government cost accounting standards.
More important is to look at the operating margin. The operating margin for Secure Communication was about 16%. Typically it’s about 17 or 18% with a very small spread between gross margin and operating margin. The reason being, last couple of quarters we have been investing heavily in the development of the next generation products to support Crypto Modernization. The eSecurity group had 77% gross margins with a 3% operating margin. Earnings per share were about 10 cents, versus consensus of about 9 cents and of course, versus EPS of 7 cents for the Q3 of ‘02. In the outlook, when Rainbow reported its results, we are seeing strong demand, of course, in the government sector and on a global basis, since a lot of our business is international, a pick up in IT spending and sales activity for all of our product areas. Now, the combined organizations of course were effectively in a registration statement. What we have done here is taken the estimates — the standalone estimates for the combined companies for 2004 and added the impact of the SSH acquisition. So, coming up with $241 million for the forecast for ‘04. The EPS earnings for SafeNet are about 93 cents which includes about 5-6 cents for SSH and the estimated 2004 accretion, from Rainbow, is about 17 cents. Looking at cost synergies only created by combining two public companies, these are cost synergies associated with being public company, a lot of outside cost, whether its legal, accounting, public company costs, we estimate there is a 10-15 cents savings there which is only about 2-2.5% of our total operating cost for ‘04, resulting in an estimated pro forma through ‘04 EPS of about a $1.20-1.25. So, very strong. As Tony mentioned in the beginning this combination or merger was accretive or is accretive from day one with an area for significant upside.

Looking at a chart, here, which is put together to show the organic growth and the growth of acquisitions, the yellow of course is basically the organic growth of SafeNet and I guess that’s Orange — Orange is what’s the result of acquisitions. So, strong organic growth combined with acquisitions supporting this EPS increase to $1.23 next year. And I will turn it over for Tony for close.

Mr. Caputo: Thanks Walt. Look back one second, for a moment. What we are seeing at this point in time is with no revenue synergies and with very minor cost synergies, cost synergies associated with being a public company. EPS growth will go from 75 cents to about $1.23. So, about a 50% increase. And as a result, we think that the return that we are going to deliver to our shareholders is going to be pretty exciting and consistent with what we have been doing over the last few years. There are assets beyond this financial growth that we have highlighted and we think are very, very important in this transaction; strengthening of our management team. Both Companies have experienced management teams that know the encryption business and have successfully integrated acquisitions in the past. There’s a staff of people, if you look at the R&D line, approximately 300 expert encryption engineers. That translates—the way I think of that, I don’t think of the 300. I think of a rapid flow of new products meeting our customer needs. And it’s an asset that I think anybody in our industry would really love to have. So we are really excited about the intangible assets in this transaction, beyond just the fact that we are going to grow in the government, we are going to bring new products to market, we are going to grow in digital rights management in a very profitable manner.

This is a company that has scale and its going to be able to be a leader in the industry going forward. Now it’s a big undertaking. Integrating these two companies is not a simple task. SafeNet has done this before. A year ago we acquired a company, Cylink, larger than we were and we successfully integrated that company in a short period of time, six months. It was, in many ways, a much more difficult acquisition because Cylink was losing a lot of money, whereas Rainbow is profitable in generating cash. So with the Cylink case, we had to move fast and we had to take out a lot of operating expense. Our stated goal was to take out 28% of the combined Company’s operating expense; we actually delivered a reduction of 30%. We exceeded the head count reduction goals and we met the time schedules that were required, and perhaps most importantly, as I mentioned earlier, the Cylink revenue which had been going down, is now going back up, because we delivered a better system, a better solution to the customers. The process that we use is a formal one. It has three important milestones, the announcement date, the closing date, and the completion of integration. Announcement is October, closing at least sometime in Q1, integration will be about the middle of the year, about 12 months later than what the process that we had accomplished a year ago.

Between announcement and closing we do all the planning. What products are we going to be selling, what channels are they going through, what specific assignment is each person working on, who is their boss, what office do they go to, what’s the name on the door, what does the business card say, etcetera. It’s all done by closing and so that on day one, meaning the day after we close, everybody goes to work and executes the plans that we have put in place and that is what the right hand column is. To do that we use a temporary organization that we put together. This is a process that we have learned from outside experts who taught us this process, helped us through it a year ago, and a process that we will use again this year. It creates, in the middle of the slide, something that’s akin to what companies sometimes do when they create an office of the President; in this case it’s the Integration Management Office. The team of executives from both companies, plus the outside consultants, who guide the whole process, under direction of a steering committee and then there are integration teams in each functional area—say for engineering at the top. There’s a team that’s deciding down to the nth detail what the engineering teams will be doing, including what software tools are being used because frequently when you put companies together they use different tools and different processes. This all has to be resolved if we are going to be successful. So teams from each company work together in the functional areas and teams over on the right work in the synergy areas. We have synergy goals of x number of dollars or x number of people that have to be achieved, people who are assigned those synergies all in the control of the Integration Management Office, which was established at announcement and stays in place until the end of the integration process. It has worked very well, the process that we will use going forward. The reason we are doing it is because we think there are tremendous benefits for our shareholders, growth in the government market, growth for new products, and growth in high growth in very important digital rights management product market going forward. All of these growth areas will go through a proven economical distribution channel that SafeNet already has in place and a resultant scale, synergies and continuation of what we think today, is a proven financial track record. Thank you for listening to our spiel and we’d be happy to try and answer any questions if you have any.

Question from audience: [Inaudible]

Mr. Caputo: If you step back a bit and you look at the Rainbow business, the government products, it’s an $80 million business, 65% of the Rainbow revenue in a high growth area, that’s going to continue. If you then go look at the next really big chunk, it’s the digital rights management products and clearly with announcements like Microsoft and TI and TI’s customers demanding that technology today, that’s going forward. So if you get beyond that, you are talking about 5% of revenue at most, that is up for evaluation. Yes.

Question from audience: [Inaudible]
Mr. Caputo: Actually the number that we think is addressable to us is, 2-4 million, not 2.4, a range of $2-4 million. That comes from the 400,000 appliances which have to be upgraded and assumes an ASP of $5,000-10,000 per appliance. The competitors there are the competitors that

Walt has today, General Dynamics, L-3 Communications, some other smaller defense oriented contractors, another public company called Sypris.

Question from audience: [Inaudible]

Mr. Caputo: Yes, we have dedicated sales force right now. We expect to augment that sales force with this transaction. Our strategy is, we are only interested in selling, at this point in time, directly to government and world-class financial institutions. In effect, the sales force has an 11th commandment, which says, thou shalt not sell out of those two verticals. And we do that for two reasons; one is those verticals have such risk that they demand really strong security and that’s who we are. And then second, we seek to avoid channel conflict with our OEM partners and we would rather reach general businesses, at this point in our development, through our OEM relationships than building channels like several of the other companies that presented earlier this afternoon. That’s a strategy that has worked very well for us to-date and is a strategy that we intend to continue for the foreseeable future. I can’t comment because I don’t know whether we’ll ever change it in the future, but it works really well for us now and the available market for us, is just terrific. So there is no need to go bloody our hand somewhere else.

Question from audience: [Inaudible]

Mr. Caputo: The SSL appliance and the tokens will be sold direct to those verticals. The digital rights management products will be sold through our other distribution channel, which is a channel that reaches OEM manufacturers. So, at SafeNet today, we have separate sales force whose charter it is to sell to networking companies, information security companies, semiconductor companies and they will now target another vertical, which is software manufacturers. In effect. we have teams of people in Silicon Valley today, who drive up and down the Highway 101 making sales calls and they’ll go from Cisco to NetScreen, for example, both of whom are SafeNet customers and in doing that they pass HP and they pass Oracle who we don’t, today, make sales calls. But, we have a very efficient channel to reach those customers and that’s what we’re going to do. Yes?

Question from audience: [Inaudible]

Mr. Caputo: Tier one, do you mean type I and type II, the...?

Question from audience: [Inaudible]

Mr. Caputo: Those are all classified — the government terminology for classified encryption is, type I encryption. Those are all type I or classified and importantly, I didn’t mention this before, approximately 25% of all those appliances are the products that Rainbow sells today, or that same product — or an earlier generation of that product that was sold by the Company that owned the Rainbow business prior to Rainbow. So, in effect, a quarter of the installed base is our product.

Question from audience: [Inaudible]

Mr. Caputo: I think it, in effect, both the companies could have reached that market over time. We had each been funded by the government to do part of the job and we simply decided that the market opportunity was sufficiently exciting and sufficiently large, that if we could get there quickly, with very strong product offerings, we could take big share and that’s why we got together.

Question from audience: [Inaudible]

Mr. Caputo: Yes.

Question from audience: [Inaudible]

Mr. Caputo: I don’t think I said they failed, I said one of them failed. There is a mentality that exists within government contracting companies, that makes it difficult for them to go into commercial activities. They are used to having all their R&D, both specified by the customer, in other words, the product specification is done by the customer, and funded by the customer. In the commercial world, you have to decide what is it that the customer wants to buy, you make the bets, and you pay for it by funding it yourself. It’s a very different culture than the defense-oriented culture. Yes.

Question from audience: [Inaudible]

Mr. Staub: Macrovision primarily focuses on low dollar value software; it started out protecting VHS tapes, moved into CD-ROMs, DVDs. Rainbow and Aladdin have — both have focused in higher value added software, as I mentioned, the $500 vertical market software, CADCAM, manufacturing process control, specialized financial applications. So, a little different space, the different — but Aladdin is a direct competitor of ours, and they were on the little chart on IDC, so we compete against them and other indigenous suppliers all over the world. Half of that business is international.

Question from audience: [Inaudible]

Mr. Straub: The growth? The growth rate has been flat since the Y2K bubble, but as I mentioned early on, we’ve seen an increase on the global basis in — we filed a software publishing business, as software publishers increase the amount of unit sale per day shift and is you know the semiconductor, the box manufacturer — PC box, they’re the leading indicators. However, the growth has really been strong internationally for years, but has been off — that growth has been offset by a decline here in North America. So we’ve seen a pick up, and we have a strong presence in Asia, which is growing rapidly for us. Obviously, countries like China, which has a large group of indigenous software developers who are very familiar with the issues of piracy, and are becoming capitalist, they understand the issues very well.

Question from audience: [Inaudible]

Mr. Straub: Well, we’ve been, over the past 6-9 months, we have invested in the development of the appliance type product to support hardware-software, to support this new digital rights management offering for Office2003. So Microsoft, and you know I can’t announce all the details of, you know, the financial arrangement but we are partnering with them. They will be distributing the product and some of other channels of distribution are yet to be defined.

Question from audience: [Inaudible]

Mr. Straub: Digital rights management capability in that?

Question from audience: [Inaudible]

Mr. Straub: We have partnered, they’ve developed a part of it, and we’ve developed the security part of it, related to the appliance.

Question from audience: [Inaudible]

Mr. Straub: It has been a major growth product for us over the past few years. Of the $80 million that Tony mentioned being government business, half of that is the — what we call the link-encryption business, top-secret link-encryption, and about 15% is related to — they’re like a wireless card, a modem card that you plug into a notebook for voice and data security used in secure telephones.

Question from audience: [Inaudible]

Mr. Caputo: I think you are right [inaudible] today there are 6-10 suppliers in [inaudible] and our goal is to move on.

Question from audience: [Inaudible]

Mr. Caputo: No, I mean they [inaudible] these are national [inaudible], international security [inaudible]

Question from audience: [Inaudible]

Mr. Caputo: We kind of break-down both our composed and [inaudible] Thank you very much.

TWST: Thank you.

Mr. Caputo: Well yes, we have something both of us were at AeA until, you know, we were there yesterday and there is still, a small team at AeA for today, which is the last day of AeA.

Question from audience: [Inaudible]

Mr. Caputo: It would have been-it’s exactly the same materials that you’ve seen here.

TWST: The documents.

Mr. Caputo: I am not sure about that.